--------------------------------------------------------------------------------






                          AGREEMENT AND PLAN OF MERGER


                                     AMONG


                           CASCADE ACQUISITION CORP.


                         CASCADE--II ACQUISITION CORP.


                             CAS ACQUISITION CORP.


                                      AND


                              CASCADE CORPORATION








                          DATED AS OF OCTOBER 18, 2000



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

                               TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS..................................................   A-1
ARTICLE 2 THE MERGER...................................................   A-4
   2.1     The Merger..................................................   A-4
   2.2     Articles of Incorporation...................................   A-4
   2.3     Bylaws......................................................   A-4
   2.4     Directors and Officers......................................   A-4
   2.5     Effective Time..............................................   A-4
ARTICLE 3 CONVERSION OF SHARES.........................................   A-4
   3.1     Cascade Common Stock........................................   A-4
   3.2     Cascade Special Voting Stock................................   A-5
   3.3     Options.....................................................   A-5
   3.4     Acquisition Co. Common Stock................................   A-6
   3.5     Payment for Cascade Common Stock and Options................   A-6
   3.6     Adjustment to Prevent Dilution..............................   A-7
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF CASCADE....................   A-8
   4.1     Organization, etc...........................................   A-8
   4.2     Authorization and Binding Obligation........................   A-8
   4.3     Capitalization..............................................   A-9
   4.4     Consents and Approvals; No Conflicts........................  A-10
   4.5     Financial Statements; SEC Reports...........................  A-10
   4.6     Undisclosed Liabilities.....................................  A-11
   4.7     Governmental Approvals and Authorizations...................  A-11
   4.8     Compliance with Laws........................................  A-11
   4.9     Absence of Certain Payments.................................  A-11
   4.10    Real Property...............................................  A-11
   4.11    Personal Property...........................................  A-12
   4.12    Intellectual Property.......................................  A-12
   4.13    Contracts...................................................  A-12
   4.14    Employee Benefit Plans......................................  A-13
   4.15    Labor Matters...............................................  A-14
   4.16    Actions Pending.............................................  A-14
   4.17    Affiliate Transactions......................................  A-14
   4.18    Absence of Changes or Events................................  A-14
   4.19    Taxes.......................................................  A-14
   4.20    Insurance...................................................  A-15
   4.21    Environmental Matters.......................................  A-15
   4.22    Absence of Conflicts of Interest............................  A-16
   4.23    Fairness Opinion; Financial Advisor.........................  A-16
   4.24    Foreign Person..............................................  A-16
   4.25    Vote Required...............................................  A-16
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND
ACQUISITION CO.........................................................  A-16
   5.1     Organization and Standing...................................  A-16
   5.2     Authorization and Binding Obligation........................  A-16
   5.3     Consents and Approvals; No Conflicts........................  A-16
   5.4     Litigation..................................................  A-17
   5.5     Finders and Investment Bankers..............................  A-17
   5.6     Financing...................................................  A-17

                                                    AGREEMENT AND PLAN OF MERGER
                                                                          PAGE i

   5.7     Voting Agreement............................................  A-17
ARTICLE 6 COVENANTS....................................................  A-18
   6.1     Shareholder Approvals and Cascade Proxy Statement...........  A-18
   6.2     Filings; Cooperation........................................  A-18
   6.3     Conduct of Business.........................................  A-19
   6.4     Additional Agreements.......................................  A-20
   6.5     Acquisition Proposals.......................................  A-21
   6.6     Public Announcements........................................  A-22
   6.7     Consent of the Parent.......................................  A-22
   6.8     Transfer Taxes..............................................  A-22
   6.9     Indemnification of Officers and Directors; Officers' and
           Directors' Insurance........................................  A-23
   6.10    Notification of Certain Matters.............................  A-23
   6.11    Access to Information.......................................  A-23
ARTICLE 7 CLOSING CONDITIONS...........................................  A-23
   7.1     Conditions Precedent to the Obligations of All Parties......  A-23
   7.2     Additional Conditions Precedent to the Obligation of
           Cascade.....................................................  A-24
   7.3     Additional Conditions Precedent to the Obligations of the
           Parent and Acquisition Co...................................  A-24
ARTICLE 8 CLOSING......................................................  A-25
   8.1     Time and Place..............................................  A-25
   8.2     Filings at the Closing; Other Actions.......................  A-25
ARTICLE 9 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS....  A-25
ARTICLE 10 TERMINATION RIGHTS..........................................  A-25
  10.1     Termination.................................................  A-25
  10.2     Procedure and Effect of Termination.........................  A-26
  10.3     Expenses; Termination Fee...................................  A-26
ARTICLE 11 OTHER PROVISIONS............................................  A-27
  11.1     Amendment and Modification..................................  A-27
  11.2     Benefit and Assignment......................................  A-27
  11.3     No Third-party Beneficiaries................................  A-27
  11.4     Entire Agreement............................................  A-27
  11.5     Headings....................................................  A-27
  11.6     Choice of Law...............................................  A-27
  11.7     Notices.....................................................  A-27
  11.8     Severability................................................  A-28
  11.9     Extensions and Waivers......................................  A-29
  11.10    Counterparts................................................  A-29
  11.11    Schedules...................................................  A-29

                                                    AGREEMENT AND PLAN OF MERGER
                                                                         PAGE ii

                               TABLE OF SCHEDULES

Schedule 1.39    ............................................. Named Officers

Schedule 2.4     ...................... Officers of the Surviving Corporation

Schedule 4.1(a)  ................ Jurisdictions in Which Cascade is Qualified

Schedule 4.1(b)  ... Cascade Subsidiaries and Jurisdictions in Which They are
                                                                    Qualified

Schedule 4.1(c)  ....... Liens on Interests in Cascade Subsidiaries; Minority
                                               Owners of Cascade Subsidiaries

Schedule 4.3     ........ Capitalization of Cascade and Cascade Subsidiaries;
                        Minority Owners ofCascade Subsidiaries; Agreements to
                    Purchase or Sell Equity ofCascade or Cascade Subsidiaries

Schedule 4.4     ..................... Consents and Approvals for Transaction

Schedule 4.6     .................................... Undisclosed Liabilities

Schedule 4.10    . Real Property Interests; Liens on Real Property; Damage to
                                Real Property;Rights to Acquire Real Property

Schedule 4.12    ...................................... Intellectual Property

Schedule 4.13    .................................................. Contracts

Schedule 4.14    ..................................... Employee Benefit Plans

Schedule 4.14(f) ............... Former Employee Health Insurance Obligations

Schedule 4.14(g) ............................. Impact of Transaction on Plans

Schedule 4.15    .............................................. Labor Matters

Schedule 4.16    ............................................ Actions Pending

Schedule 4.17    ..................................... Affiliate Transactions

Schedule 4.19    ............ Taxes; Jurisdictions in Which Tax Returns Filed

Schedule 4.20    ......................................... Insurance Policies

Schedule 4.21    ...................................... Environmental Matters

Schedule 4.22    .................................... Interested Transactions

Schedule 5.5     ............................. Finders and Investment Bankers

Schedule 6.3     ........................................ Conduct of Business

                                                    AGREEMENT AND PLAN OF MERGER
                                                                        PAGE iii

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of October 18, 2000 (the "Agreement"), among CASCADE ACQUISITION CORP., a Delaware corporation ("CAC-I"), CASCADE--II ACQUISITION CORP., a Delaware corporation ("CAC-2," and together with CAC-I, the "Parent"), CAS ACQUISITION CORP., an Oregon corporation and an indirect wholly-owned subsidiary of the Parent ("Acquisition Co."), and CASCADE CORPORATION, an Oregon corporation ("Cascade"). Except as otherwise provided, references to Sections, Schedules and Exhibits are to sections of and schedules and exhibits to this Agreement.

                                   ARTICLE 1
                                  DEFINITIONS

    1.1 "Acquisition Co." has the meaning set forth in the preamble to this Agreement.

    1.2 "Acquisition Co. Common Stock "has the meaning set forth in
Section 3.4.

    1.3 "Acquisition Proposal" has the meaning set forth in Section 6.5(a).

    1.4 "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

    1.5 "Applicable Law" means all applicable provisions of all
(i) constitutions, treaties, statutes, laws (including, but not limited to, the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority and (ii) orders, decisions, rulings, injunctions, judgments, awards and decrees or consents of or agreements with any Governmental Authority.

    1.6 "Articles of Merger" has the meaning set forth in Section 2.5.

    1.7 "Board" has the meaning set forth in Section 4.2(b).

    1.8 "Business Day" means every day of the week excluding Saturdays, Sundays and federal holidays.

    1.9 "CAC-I" has the meaning set forth in the preamble to this Agreement.

    1.10 "CAC-II" has the meaning set forth in the preamble to this Agreement.

    1.11 "Cascade" has the meaning set forth in the preamble to this Agreement.

    1.12 "Cascade Common Stock" means the common stock, par value $0.50 per share, of Cascade.

    1.13 "Cascade Shareholders Meeting" has the meaning set forth in
Section 6.1(a).

    1.14 "Cascade Special Voting Stock" means the share of Cascade Special Voting Stock issued pursuant to the Share Purchase Agreement.

    1.15 "Cascade Subsidiary" means any corporation, partnership, limited liability company, joint venture or other entity of which Cascade owns, directly or indirectly, at least a majority of the securities or other ownership interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation, partnership, limited liability company, joint venture or other entity.

    1.16 "Certificates" has the meaning set forth in Section 3.5(a).

    1.17 "Closing" means the closing of the Merger.

    1.18 "Closing Date" means the date on which the Closing occurs.

    1.19 "Code" means the Internal Revenue Code of 1986, as amended, together with all regulations and rulings issued thereunder by any Governmental Authority.

    1.20 "Commitment Letters" has the meaning set forth in Section 5.6.

    1.21 "Contract" has the meaning set forth in Section 4.13.

    1.22 "Effective Time" has the meaning set forth in Section 2.5.

    1.23 "Environmental Laws" means all Applicable Laws relating to the protection of human health or the environment.

    1.24 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, together with the regulations and rulings issued thereunder by any Governmental Authority.

    1.25 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    1.26 "Exchangeable Shares" means the exchangeable shares of Cascade (Canada) Ltd. (formerly Cascade (Canada) Holdings Inc.) issued pursuant to the Share Purchase Agreement.

    1.27 "Exercise Price" means, with respect to any Option, the price at which the holder of such Option is entitled to purchase one share of Cascade Common Stock upon exercise of such Option.

    1.28 "Expenses" has the meaning set forth in Section 10.3(b).

    1.29 "Filings" has the meaning set forth in Section 6.2(a).

    1.30 "Financial Statements" has the meaning set forth in Section 4.5.

    1.31 "Financings" shall have the meaning set forth in Section 5.6.

    1.32 "GAAP" means United States generally accepted accounting principles consistently applied.

    1.33 "Governmental Approvals" has the meaning set forth in Section 4.7.

    1.34 "Governmental Authority" means any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, in each case to the extent the same has jurisdiction over the Person or property in question.

    1.35 "Hazardous Materials" means, without limitation, asbestos, materials containing asbestos, polychlorinated biphenyls, petroleum products and byproducts, or other hazardous or toxic substances, wastes, pollutants or contaminants defined under or regulated by Environmental Laws.

    1.36 "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations adopted thereunder.

    1.37 "Immaterial Cascade Subsidiary" means all Cascade Subsidiaries except the Material Cascade Subsidiaries.

    1.38 "IRS" means the Internal Revenue Service of the United States.

    1.39 "Knowledge" means, with respect to Cascade or any Cascade Subsidiary, the actual knowledge of any of the officers set forth on Schedule 1.39 or such knowledge as such officer would obtain upon reasonable inquiry in the area of such officer's responsibility.

    1.40 "Leased Property" has the meaning set forth in Section 4.10.

    1.41 "Liens" means all debts, liens, security interests, mortgages, pledges, judgments, trusts, adverse claims, liabilities, encumbrances and other impairments of title of any kind other than Permitted Liens.

    1.42 "Material Adverse Effect" means a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of Cascade and the Cascade Subsidiaries, taken as a whole.

    1.43 "Material Cascade Subsidiary" means Cascade (Australia) Pty. Ltd., Cascade (Canada) Ltd., Cascade Hydraulic Cylinders, Inc., Sandy Blvd. Development Associates, Inc., Cascade IFSC Ltd., Cascade (Japan) Ltd., Cascade Kenhar Ltd. (KPL), Cascade NV, Cascade (Ontario), Inc., Cascade Products Ltd., Cascade (UK) Limited, CNS (Halifax) Limited and CNS (Nova Scotia) Co.

    1.44 "Merger" has the meaning set forth in Section 2.1.

    1.45 "OBCA" means the Oregon Business Corporation Act.

    1.46 "Option" means an outstanding option to purchase Cascade Common Stock issued prior to the date hereof pursuant to the 1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan.

    1.47 "Option Consideration" has the meaning set forth in Section 3.3(a).

    1.48 "Option Plan" means the 1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan.

    1.49 "Optionee" means a holder of an option under the Option Plan.

    1.50 "Outstanding Cascade Shares" means the aggregate number of shares of Cascade Common Stock and Exchangeable Shares issued and outstanding immediately prior to the Effective Time.

    1.51 "Owned Property" has the meaning set forth in Section 4.10.

    1.52 "Parent" has the meaning set forth in the preamble to this Agreement.

    1.53 "Parent Commitment Letter" has the meaning set forth in Section 5.6.

    1.54 "Permitted Liens" has the meaning set forth in Section 4.10.

    1.55 "Per Share Price" means (U.S.) $17.25.

    1.56 "Person" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

    1.57 "Plans" has the meaning set forth in Section 4.14.

    1.58 "Proxy Statement" has the meaning set forth in Section 6.1(b).

    1.59 "Real Estate Laws" means any applicable building, zoning, subdivision, set back and other land use and other laws, codes, ordinances, rules, regulations and orders of Governmental Authorities relating to the ownership, use, operation or condition of the Real Property.

    1.60 "Real Property" has the meaning set forth in Section 4.10.

    1.61 "Returns" has the meaning set forth in Section 4.19.

    1.62 "SEC" means the United States Securities and Exchange Commission.

    1.63 "SEC Reports" has the meaning set forth in Section 4.5(b).

    1.64 "Share Purchase Agreement" means the Share Purchase Agreement dated March 11, 1997 among Couphar Ltd., Balyrobe Ltd., 879185 Ontario Inc., 568745 Ontario, Inc., James E. Britton (in trust), Penfund Partners and Company, Bantor Company, W.J. Harrison and Cascade (Canada) Holdings Inc. and Cascade.

    1.65 "Special Committee" means the Special Committee of the Board.

    1.66 "Superior Proposal" has the meaning set forth in Section 6.5(a).

    1.67 "Surviving Corporation" has the meaning set forth in Section 2.1.

    1.68 "Surviving Corporation Common Stock" has the meaning set forth in
Section 3.4.

    1.69 "Tax" has the meaning set forth in Section 4.19.

    1.70 "Taxing Authority" has the meaning set forth in Section 4.19.

    1.71 "Transfer Taxes" means all sales (including, without limitation, bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar Taxes and fees imposed by any Governmental Authority.

                                   ARTICLE 2
                                   THE MERGER

    2.1 THE MERGER. In accordance with the provisions of this Agreement and the OBCA, at the Effective Time (a) Acquisition Co. shall be merged with and into Cascade (the "Merger"), and Cascade shall be the surviving corporation of the Merger (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Oregon; (b) the name, identity, existence, rights, privileges, powers, franchises, properties and assets of Cascade shall continue unaffected and unimpaired; and (c) the separate existence of Acquisition Co. shall cease, and all of the rights, privileges, powers, franchises, properties and assets of Acquisition Co. shall be vested in the Surviving Corporation. The name of the Surviving Corporation shall be "Cascade Corporation."

    2.2 ARTICLES OF INCORPORATION. The Restated Articles of Incorporation of Cascade in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.

    2.3 BYLAWS. The Bylaws of Acquisition Co. in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended, altered or repealed as provided therein.

    2.4 DIRECTORS AND OFFICERS. The directors of Acquisition Co. immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until his or her successor is appointed and qualified or until his or her earlier death, resignation or removal. The individuals set forth on Schedule 2.4 shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until his or her successor is appointed and qualified or until his or her earlier death, resignation or removal.

    2.5 EFFECTIVE TIME. The Merger shall become effective with the filing of the Articles of Merger (and the associated plan of merger) with the Secretary of State of the State of Oregon in accordance with Sections 60.011 and 60.494 of the OBCA (the "Articles of Merger"). The Articles of Merger shall be filed simultaneously with the Closing. The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Time."

                                   ARTICLE 3
                              CONVERSION OF SHARES

    3.1  CASCADE COMMON STOCK.

        (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Cascade Common Stock (except for (i) any shares of Cascade Common Stock then owned beneficially or of record by the Parent or Acquisition Co. or any other subsidiary of the Parent, and (ii) shares of Cascade Common Stock then held in the treasury of Cascade or by any

Cascade Subsidiary issued and outstanding immediately prior to the Effective
Time), shall be converted into the right to receive cash in an amount equal to the Per Share Price.

        (b) At the Effective Time, each share of Cascade Common Stock which is then owned beneficially or of record by the Parent or Acquisition Co. or any other direct or indirect subsidiary of the Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

        (c) At the Effective Time, each share of Cascade Common Stock held in Cascade's treasury or by any Cascade Subsidiary immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist, without any conversion thereof.

        (d) The holders of certificates representing shares of Cascade Common Stock shall, as of the Effective Time, cease to have any rights as shareholders of Cascade, except such rights, if any, as they may have pursuant to the OBCA and, except as aforesaid, their sole right shall be the right to receive the Per Share Price for each share of Cascade Common Stock owned of record by them, without interest, as determined and paid in the manner set forth in
Section 3.5.

    3.2  CASCADE SPECIAL VOTING STOCK.

        (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the outstanding share of Cascade Special Voting Stock shall be converted into one share of special voting stock of the Surviving Corporation.

        (b)  DISSENTERS' RIGHTS.

           (i) Notwithstanding any provision of this Agreement to the contrary, if the holder of the share of Cascade Special Voting Stock has demanded and perfected appraisal or dissenters' rights for such share in accordance with the OBCA and, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights, the share of Cascade Special Voting Stock shall not be converted pursuant to
       Section 3.2, and the holder of the share of Cascade Special Voting Stock shall only be entitled to such rights as are granted by Applicable Law.

           (ii) Notwithstanding the provisions of subsection (i) above, if the holder of the share of Cascade Special Voting Stock demands appraisal of such share under the OBCA and subsequently effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal then, as of the later of the Effective Time and the occurrence of such event, such holder's share shall represent one share of special voting stock of the Surviving Corporation.

           (iii) Cascade shall give the Parent (A) prompt notice of a written demand for appraisal of the share of Cascade Special Voting Stock, withdrawal of such demand, and any other instruments served pursuant to the OBCA and received by Cascade and (B) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the OBCA.

    3.3  OPTIONS.

        (a) At the Effective Time each Optionee who elects to exercise an Option pursuant to Section 12(a) of the Option Plan, which had an Exercise Price less than the Per Share Price, shall be entitled to receive for each Option outstanding immediately prior to the Effective Time, by virtue of the Merger and without any other action on the part of the Optionee, cash in an amount equal to
(i) the number of shares of Cascade Common Stock for which such Option was exercisable immediately prior to the Effective Time, multiplied by (ii) the excess of the Per Share Price over the Exercise Price (the "Option Consideration").

        (b) At the Effective Time, each Option which then has an Exercise Price in excess of the Per Share Price, by virtue of the Merger and without any action on the part of the Optionee, shall be canceled, without any conversion thereof.

        (c) All Optionees shall, as of the Effective Time, cease to have any rights as Option holders of Cascade and their sole right, if any, shall be the right to receive the Option Consideration, without interest, as determined and paid in the manner set forth in Section 3.5.

    3.4 ACQUISITION CO. COMMON STOCK. Each share of common stock, par value $0.01 per share, of Acquisition Co. (the "Acquisition Co. Common Stock"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $0.50 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"). From and after the Effective Time, each outstanding certificate theretofore representing shares of Acquisition Co. Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Acquisition Co. Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to the Parent a stock certificate or certificates representing one share of Surviving Corporation Common Stock for each share of Acquisition Co. Common Stock issued and outstanding immediately prior to the Effective Time, in exchange for the certificate or certificates which formerly represented shares of Acquisition Co. Common Stock, which shall be canceled.

    3.5  PAYMENT FOR CASCADE COMMON STOCK AND OPTIONS.

        (a) Prior to the Effective Time, the Parent shall designate a business entity regularly engaged in such work and which is reasonably satisfactory to Cascade to act as Paying Agent with respect to the Merger (the "Paying Agent"). Each record holder (other than Parent, Acquisition Co. or any other subsidiary of Parent) of Cascade Common Stock immediately prior to the Effective Time will be entitled to receive upon (i) surrender to the Paying Agent of the certificates representing such shares of Cascade Common Stock (the "Certificates") for cancellation and (ii) delivery to the Paying Agent of the letter of transmittal referred to in the last sentence of this Section 3.5(a), duly completed and executed, and any other items specified in such letter of transmittal, cash in an amount equal to the product of the number of shares of Cascade Common Stock previously represented by the Certificates multiplied by the Per Share Price, subject to any required withholding of taxes. Each holder of Options that have an Exercise Price which is less than the Per Share Price immediately prior to the Effective Time will be entitled to receive upon
(i) surrender to the Paying Agent of all such Option agreements held by such Person evidencing the number of shares of Cascade Common Stock into which such Options were exercisable immediately prior to the Effective Time and
(ii) delivery to the Paying Agent of the letter of transmittal referred to in the last sentence of this Section 3.5(a), duly completed and executed, and any other items specified in such letter of transmittal, cash in an amount equal to the aggregate Option Consideration for all such Options, subject to any required withholding of taxes. At or prior to the Effective Time, Acquisition Co. shall make available to the Paying Agent sufficient funds to make all payments in amounts determined pursuant to the preceding sentences. No interest shall accrue or be paid on the cash payable upon the surrender of the Certificates or the Options. Any funds delivered or made available to the Paying Agent pursuant to this Section 3.5(a) and not exchanged for Certificates or Options within six months after the Effective Time will be returned by the Paying Agent to the Surviving Corporation, which thereafter will act as Paying Agent, subject to the rights of holders of unsurrendered Certificates or Options under this
Section 3.5(a), and any former holders who have not previously exchanged their Certificates or Options will thereafter be entitled to look only to the Surviving Corporation for payment of their claim for the consideration set forth in Sections 3.1 and 3.3, respectively, without any interest, but will have no greater rights against the Surviving Corporation than may be accorded to general creditors thereof under Applicable Law. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a holder of shares of Cascade Common Stock or Options for any cash or interest delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. As soon as practicable after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each record holder of shares of Cascade Common Stock and each holder of Options that have an Exercise Price which is less than the Per Share Price immediately prior to the Effective Time (i) a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates or Options will pass, only upon proper delivery of the Certificates or Options to the Paying Agent), which letter shall be in customary form, and
(ii) instructions for use in effecting the surrender of the Certificates or Options for payment.

        (b) With respect to any Certificate or Option alleged to have been lost, stolen or destroyed, the owner or owners of such Certificate or Option shall be entitled to the consideration set forth above upon delivery to the Surviving Corporation of the other items set forth in Section 3.5(a) and an affidavit of such owner or owners setting forth such allegation and an indemnity agreement to indemnify the Parent, the Surviving Corporation and the Paying Agent against any claim that may be made against any, some or all of them on account of the alleged loss, theft or destruction of any such Certificate or Option or the delivery of the payment set forth above.

        (c) If consideration is to be delivered to a Person other than the Person in whose name the Certificate or Option surrendered in exchange therefor is registered, it shall be a condition to delivery of the consideration that the Certificate or Option so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such consideration shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Option surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

        (d)  Until surrendered in accordance with the provisions of this
Section 3.5, from and after the Effective Time, (i) each Certificate (other than
(A) Certificates representing shares of Cascade Common Stock owned beneficially or of record by the Parent, Acquisition Co. or any other subsidiary of the Parent, and (B) Certificates representing shares of Cascade Common Stock held in Cascade's treasury or by any Cascade Subsidiary) shall represent for all purposes only the right to receive the Per Share Price for each share represented by such Certificate, as determined and paid in the manner set forth in this Agreement and (ii) each Option that has an Exercise Price which is less than the Per Share Price immediately prior to the Effective Time shall represent for all purposes only the right to receive the Option Consideration, as determined and paid in the manner set forth in this Agreement.

        (e) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Cascade Common Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Options are presented to the Surviving Corporation, they shall be cancelled and presented to the Paying Agent for payment (subject to Section 3.5(a)) of the applicable consideration referred to in this
Section 3.5.

    3.6 ADJUSTMENT TO PREVENT DILUTION. In the event that Cascade changes the number of shares of Cascade Common Stock, Options or other securities convertible or exchangeable into or exercisable for shares of Cascade Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Per Share Price shall be equitably adjusted.

                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF CASCADE

    Cascade hereby represents and warrants to the Parent and Acquisition Co. as follows:

    4.1  ORGANIZATION, ETC.

        (a) Cascade is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Cascade is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. Each jurisdiction where Cascade is so qualified is listed on Schedule 4.1(a). Except as set forth on Schedule 4.1(b), there are no Cascade Subsidiaries and, except as set forth on Schedule 4.1(b) and except with respect to the Exchangeable Shares, Cascade does not own, directly or indirectly, any capital stock of or equity interest in any corporation, partnership, joint venture or other entity, nor is Cascade bound by any agreement to acquire any such capital stock or equity interest. Cascade has heretofore delivered or made available to the Parent accurate and complete copies of the Restated Articles of Incorporation and Bylaws of Cascade, each as amended and in effect on the date hereof. The stock certificate books and ledgers of Cascade, which have been made available to the Parent, accurately reflect, at the date hereof, the ownership of the issued and outstanding capital stock of Cascade.

        (b) Each Cascade Subsidiary is listed on Schedule 4.1(b). Each Material Cascade Subsidiary and, to Cascade's Knowledge, each Immaterial Cascade Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry out its business as now being conducted. Each Material Cascade Subsidiary and, to Cascade's Knowledge, each Immaterial Cascade Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. Each jurisdiction where each Material Cascade Subsidiary is so qualified is listed on Schedule 4.1(b). Cascade has delivered to the Parent accurate and complete copies of the Articles of Incorporation and Bylaws of each Material Cascade Subsidiary, as amended and in effect on the date hereof.

        (c) Except as set forth on Schedule 4.1(c), Cascade owns of record and beneficially 100% of the issued and outstanding capital stock and all other equity interest in each Cascade Subsidiary, free and clear of any Liens.

    4.2  AUTHORIZATION AND BINDING OBLIGATION.

        (a) Cascade has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Subject to the approvals referred to in Section 6.1, Cascade's execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary corporate action on the part of Cascade and this Agreement has been duly executed and delivered by Cascade. Except for the actions referred to in Section 4.2(b), which actions are in full force and effect, and the giving of notice in accordance with Sections 60.214,

60.561 and 60.567 of the OBCA, no other corporate action or proceedings on the part of Cascade are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of Cascade, enforceable against Cascade in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar rights of creditors generally and by general principles of equity.

        (b) The Cascade Board of Directors (the "Board") has authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and has voted to recommend adoption of this Agreement and authorization of the Merger by the shareholders of Cascade, and has not withdrawn such authorization. A true and complete copy of such approvals by the Board has been delivered to the Parent.

        (c) The Board has taken all appropriate action so that the entry into this Agreement and the consummation of the transactions contemplated by this Agreement shall be exempted from the provisions of OBCA 60.801-60.816 and 60.825-60.845. No other "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute or regulation, including, without limitation, OBCA 60.801-60.816 and 60.825-60.845 (each, a "Takeover Statute"), or any applicable anti-takeover provision in the Restated Articles of Incorporation and Bylaws of Cascade is, or at the Effective Time will be, applicable to Cascade, the shares of Cascade Common Stock, the Merger or the other transactions contemplated by this Agreement.

    4.3  CAPITALIZATION.

        (a) The authorized Cascade Common Stock and other authorized capital stock of Cascade and each of the Cascade Subsidiaries is as set forth on
Schedule 4.3. All issued and outstanding shares of Cascade Common Stock and other equity interest of Cascade and each of the Cascade Subsidiaries are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Schedule 4.3 sets forth the name of each Person who owns beneficially or of record any shares of capital stock and other equity interest of any Cascade Subsidiary and, in the case of each Cascade Subsidiary, the number of shares owned by each such Person. Other than the Exchangeable Shares and the share of Cascade Special Voting Stock, there are no bonds, debentures, notes or other indebtedness or securities of Cascade or of any Cascade Subsidiary issued and outstanding which have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of Cascade or any Cascade Subsidiary may vote.

        (b) Except as set forth on Schedule 4.3, there are not now, and at the Effective Time there will not be, any options, warrants, calls, subscriptions, or other rights, agreements or commitments of any nature whatsoever obligating Cascade or any of the Cascade Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any additional shares of Cascade Common Stock or other equity interest of Cascade or any of the Cascade Subsidiaries, or any securities or obligations convertible into or exchangeable for any such Cascade Common Stock or other equity interest, or obligating Cascade or any of the Cascade Subsidiaries to grant, extend or enter into such agreement or commitment, and no authorization therefor has been given or made by Cascade or any Cascade Subsidiary. Except for the arrangements described in
Schedule 4.3, there are no contractual arrangements that obligate Cascade or any Cascade Subsidiary to (i) repurchase, redeem or otherwise acquire any of its capital stock or other equity interest or (ii) pay any Person any consideration that is calculated with reference to the consideration to be paid to the Cascade shareholders under this Agreement.

        (c) Except as set forth in Section 5.7, there are not now, and at the Effective Time there will not be, any shareholder agreements, voting trusts or other agreements or understandings to which

Cascade is a party or by which it is bound relating to the voting of any shares of the capital stock of Cascade which will limit the granting of proxies by or on behalf of or from, or the casting of votes by, Cascade stockholders with respect to the Merger. There are no restrictions on the ability of Cascade to vote the stock of any of the Cascade Subsidiaries.

    4.4  CONSENTS AND APPROVALS; NO CONFLICTS.  Except as set forth on
Schedule 4.4 and for (a) the applicable requirements of the HSR Act and the Exchange Act, (b) the approvals referred to in Section 4.2(b), (c) the giving of notice in accordance with Section 60.214 of the OBCA and (d) the filing and recordation of the Articles of Merger as required by the OBCA, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority or other third party is necessary for the consummation by Cascade of the transactions contemplated by this Agreement, except where the failure to make such filing or obtain such authorization, consent or approval would not have a Material Adverse Effect. Subject to obtaining such approvals and making such filings, neither the execution and delivery of this Agreement by Cascade nor the consummation by Cascade of the transactions contemplated hereby, nor compliance by Cascade with any of the provisions hereof, will (a) result in any violation of any provision of the Restated Articles of Incorporation or Bylaws of Cascade or any Cascade Subsidiary, (b) violate any Applicable Law to which Cascade or any of the Cascade Subsidiaries is subject or by which any of their respective properties is bound or (c) except as set forth on Schedule 4.4, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to a right of any Person to terminate, cancel or accelerate the payment or performance of any liability, obligation or commitment under any contract (including any Contract listed in Schedule 4.13) to which Cascade or any of the Cascade Subsidiaries is a party, or by which any of their respective properties are bound, except, in the case of clauses
(b) and (c) above, where such violation, breach, default or right of termination, cancellation or acceleration would not have a Material Adverse Effect.

    4.5  FINANCIAL STATEMENTS; SEC REPORTS.

        (a) Cascade has furnished the Parent with (i) a consolidated balance sheet of Cascade as of January 31, 2000 and statements of income, changes in shareholders' equity and cash flows of Cascade for the year then ended, together with the related audit report of PricewaterhouseCoopers LLP, and (ii) an unaudited consolidated balance sheet of Cascade as of July 31, 2000 and statements of income, changes in shareholders' equity and cash flows of Cascade for the six-month period ended July 31, 2000. All such financial statements are referred to herein collectively as the "Financial Statements." The Financial Statements (including any related schedules or notes) have been prepared in accordance with GAAP throughout the periods involved, except that the unaudited financial statements are subject to year-end adjustments and do not contain detailed footnotes. The balance sheets included in the Financial Statements fairly present, in all material respects, the financial position of Cascade and the Cascade Subsidiaries as at the dates thereof, and the consolidated statements of income, changes in shareholders' equity and cash flows included in the Financial Statements fairly present, in all material respects, the results of the operations, changes in shareholders' equity and cash flows, respectively, of Cascade and the Cascade Subsidiaries for the periods indicated.

        (b) Cascade has filed all forms, reports, amendments to reports, statements and schedules with the SEC required to be filed pursuant to the Exchange Act, and the regulations of the SEC thereunder, since January 1, 1998. As of their respective dates and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then as of the date of such filing, all reports (including the financial statements included or incorporated therein) filed by Cascade with the SEC (collectively, the "SEC Reports") complied in all material respects with all applicable requirements of the Exchange Act and the regulations of the SEC thereunder applicable to such SEC Reports, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    4.6 UNDISCLOSED LIABILITIES. Except (a) to the extent reflected or reserved against in the January 31, 2000 balance sheet of Cascade included in the Financial Statements, (b) to the extent disclosed in the SEC Reports,
(c) to the extent incurred in the ordinary course of business consistent with past practice since January 31, 2000, (d) to the extent set forth on
Schedule 4.6, or (e) for obligations of Cascade arising in the ordinary course of the performance of its responsibilities under any Contracts listed on
Schedule 4.13 or any agreement which is not required to be listed on
Schedule 4.13 because of the limitations set forth in Section 4.13, neither Cascade nor any Cascade Subsidiary has any liabilities or obligations of any nature, whether liquidated, unliquidated, accrued, absolute, contingent or otherwise which would have a Material Adverse Effect.

    4.7 GOVERNMENTAL APPROVALS AND AUTHORIZATIONS. All approvals, permits, qualifications, authorizations, licenses, franchises, consents, orders, registrations or other approvals (collectively, the "Governmental Approvals") of all Governmental Authorities which are necessary in order to permit Cascade and the Cascade Subsidiaries to carry on their respective businesses have been obtained and are in full force and effect, except where the failure to obtain such approval, permit, qualification, authorization, license, franchise, consent, order, registration or other approval, or the failure to be in full force and effect, would not have a Material Adverse Effect. There has been no violation, cancellation, suspension or revocation of any such Governmental Approval, except for any such violation, cancellation, suspension or revocation which would not have a Material Adverse Effect. This Section 4.7 does not relate to environmental matters, which are the subject of Section 4.21.

    4.8 COMPLIANCE WITH LAWS. Except for any such violations, breaches or defaults which would not have a Material Adverse Effect, neither Cascade nor any Cascade Subsidiary is in conflict with or in violation or breach of or default under (a) any provision of its organizational documents or (b) to the Knowledge of Cascade, Applicable Law, and, since January 31, 2000, neither Cascade nor any Cascade Subsidiary has to its Knowledge received any written notice alleging any such conflict, violation, breach or default. This Section 4.8 does not relate to environmental matters, which are the subject of Section 4.21.

    4.9 ABSENCE OF CERTAIN PAYMENTS. Neither Cascade, any Cascade Subsidiary, or any director, officer, employee or agent of, or consultant or other representative of, Cascade or any Cascade Subsidiary, or any other Person authorized to act on behalf thereof, has unlawfully offered, paid or agreed to pay, directly or indirectly, any money or anything of value to or for the benefit of any individual who is or was an official or employee or candidate for office of any Governmental Authority, or any employee or agent of any customer or supplier of Cascade or any Cascade Subsidiary, except for any such offer, payment or agreement to pay which would not individually or in the aggregate have a Material Adverse Effect and would not reasonably be expected to subject Cascade or any Cascade Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

    4.10 REAL PROPERTY. Schedule 4.10 sets forth a complete list of (a) all real property and all interests in real property owned in fee by Cascade or the Cascade Subsidiaries (individually, an "Owned Property") and (b) all real property and all interests in real property leased by Cascade or the Material Cascade Subsidiaries (individually, "Leased Property;" and together with the Owned Property, the "Real Property"). Cascade and the Cascade Subsidiaries have
(a) good, marketable and insurable fee title to all Owned Property, and
(b) good valid leasehold interests in all Leased Property, and in the case of the Owned Property and those leasehold estates set forth on Schedule 4.10, such title is free and clear of any Liens, except (i) those created or permitted under the credit agreements listed on Schedule 4.13, (ii) as disclosed on
Schedule 4.10, and (iii) other easements, rights of way and immaterial Liens, charges, assessments or encumbrances that do not interfere with the use of the Real Property in the normal conduct of the business of Cascade and the Cascade Subsidiaries and that do not materially impair the value of the Real Property (collectively, the "Permitted Liens"). Complete and correct copies of each deed or lease relating to the Real Property described on Schedule 4.10 have been furnished or made available to the Parent. The current use and operation of the Real Property does not violate in any material respect any instrument of record affecting the Real Property. Except as disclosed on Schedule 4.10, no damage or destruction has occurred with respect to any of the Real Property since January 31, 2000 that would individually or in the aggregate materially impair the continued use or operation of the Owned Property or the Leased Property. To the Knowledge of Cascade, the Owned Property is in compliance with all Real Estate Laws and neither Cascade nor any Cascade Subsidiary has received any written notice of violation or claimed violation of any Real Estate Law, in either case except where such violation or lack of compliance would not have a Material Adverse Effect. Except as disclosed on Schedule 4.10, neither Cascade nor any Cascade Subsidiary is obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any Real Property. Neither Cascade nor any Cascade Subsidiary is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Real Property, other than pursuant to the agreements listed under the captions "Cascade Subleases" and "Miscellaneous Encumbrances Upon Real Property" on Schedule 4.10 and except where such right to possession, lease, occupancy or enjoyment of the Real Property would not materially interfere with the use of the Real Property in the normal conduct of the business of Cascade and the Cascade Subsidiaries. This Section 4.10 does not relate to environmental matters, which are the subject of Section 4.21.

    4.11 PERSONAL PROPERTY. Cascade and each of the Cascade Subsidiaries has good and valid title to all tangible personal property and assets which it owns, including the material tangible personal property reflected in the balance sheet included in the Financial Statements as being owned by Cascade or such Cascade Subsidiary, as the case may be, except for such tangible personal property and assets disposed of in the ordinary course of business, consistent with past practice, since January 31, 2000.

    4.12 INTELLECTUAL PROPERTY. Cascade and each of the Cascade Subsidiaries possesses all patents, trademarks, service marks, trade names, copyrights and licenses that are necessary for the use or ownership of its respective properties and assets, and the maintenance and operation of its respective businesses as currently conducted. Neither Cascade nor any of the Cascade Subsidiaries uses any registered trademarks, trade names, copyrights or patents (or has applications therefor pending) in connection with their respective businesses, except those set forth on Schedule 4.12 (collectively referred to as the "Intellectual Property"). Except as set forth on Schedule 4.12, the Intellectual Property is owned by Cascade or a Cascade Subsidiary, as indicated on Schedule 4.12, and is not subject to any license, royalty arrangement or dispute. To the Knowledge of Cascade, no registered trademark or trade name used by Cascade or any Cascade Subsidiary infringes on any trademark or trade name in any state or country in which such trademark or trade name is used by Cascade or such Cascade Subsidiary. To the Knowledge of Cascade and except as set forth on
Schedule 4.12, neither Cascade nor any Cascade Subsidiary has received written notification of infringement of any patent, copyright, trademark or trade name, or any application therefor, from any Person.

    4.13 CONTRACTS. Schedule 4.13 lists (or describes in the case of oral contracts) each contract, note, debt instrument, lease, sublease, covenant not to compete, supply agreement, guarantee, licensing agreement, partnership agreement, joint venture agreement, employment agreement (other than agreements set forth on Schedule 4.14), collective bargaining agreement or other agreement or commitment of any kind, whether written or oral, to which Cascade or any Cascade Subsidiary is a party (other than agreements set forth on Schedule 4.14) or by which any of them is bound (each, a "Contract"), provided that such Schedule need not list any written or oral Contract or related written Contracts under which the aggregate payments required to be made by or to Cascade or any Cascade Subsidiary over the life of the Contract or Contracts are less than $250,000. Complete copies of every written Contract listed on
Schedule 4.13 have been previously made available to the Parent, except as otherwise noted on Schedule 4.13. Each Contract is valid and binding on Cascade (or a Cascade Subsidiary, as applicable) and is in full force and effect. Each of Cascade and the Cascade Subsidiaries has performed all material obligations required to be performed by it to date under the Contracts listed on
Schedule 4.13, and neither Cascade nor any Cascade Subsidiary has received written notice that it is in material default in the performance of any of its obligations under any Contract listed on Schedule 4.13, and to the Knowledge of Cascade, no other Person is in material default in the performance of any of its obligations under any Contract.

    4.14  EMPLOYEE BENEFIT PLANS.

        (a) Schedule 4.14 contains a true and complete list of each material "employee benefit plan," as such term is defined in Section 3(3) of ERISA, and each material bonus, incentive or deferred compensation, severance, retention, change in control, equity incentive or other material employee benefit plan, program or policy maintained or contributed to by Cascade or any Cascade Subsidiary for the benefit of its respective employees or with respect to which Cascade or a Cascade Subsidiary is obligated to contribute on behalf of its employees (collectively, the "Plans"). In addition, Schedule 4.14 sets forth a true and complete list of all employment and noncompetition agreements with past or present employees of Cascade or any Cascade Subsidiary which are currently in effect. Cascade has made available to the Parent true and complete copies of all Plans; all related trust agreements; the most recent actuarial and trust reports prepared for any such Plan; the most recent Form 5500 filed in respect of each such Plan and all schedules thereto; the most recent determination letter issued in respect of each such Plan which is a retirement plan qualified under
Section 401(a) of the Code; and the current summary plan descriptions with respect to such Plans for which such a description has been distributed.

        (b) Each Plan intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS as to the qualification thereof under Section 401(a) of the Code; and, to the Knowledge of Cascade, no amendment has been made to any such Plan since the date of such determination letter that has or would result in the disqualification of such Plan under Section 401(a) of the Code. Each of the Plans has been operated and administered in all respects in accordance with Applicable Law, including but not limited to ERISA and the Code, except where any such noncompliance would not have a Material Adverse Effect. There are no material pending or, to the Knowledge of Cascade, threatened claims by or on behalf of any of the Plans or by any employee participating therein (other than routine claims for benefits). All contributions required to have been made by Cascade and the Cascade Subsidiaries to any Plan pursuant to applicable law (including, without limitation, ERISA and the Code) have been made on a timely basis.

        (c) Neither Cascade nor any Cascade Subsidiary has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA) or incurred any liability to the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA, which would have a Material Adverse Effect.

        (d)  No Plan is subject to Section 302 or Title IV of ERISA or
Section 412 of the Code. No Plan is a multiemployer plan within the meaning of
Section 4001(a)(3) of ERISA or a multiple employer plan within the meaning of
Section 4063 or 4064 of ERISA.

        (e) No other trade or business, whether or not incorporated, is currently or, within the preceding six years, has been required to be treated as a "single employer" together with Cascade pursuant to clause (b), (c) or (m) of
Section 414 of the Code.

        (f) Neither Cascade nor any Cascade Subsidiary has any obligations to provide health and life insurance benefits to retirees or other former or terminated employees under any Plan, except as set forth on Schedule 4.14(f) and except as required under Section 4980B of the Code or Section 601 of ERISA. Cascade and the Cascade Subsidiaries have complied in all material respects with
Section 4980B of the Code and Section 601 of ERISA.

        (g) Except as set forth in Schedule 4.14(g), the consummation of the transactions contemplated by this Agreement will not (i) entitle any employee of Cascade or any Cascade Subsidiary to severance pay, (ii) accelerate the time of payments or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Plan, (iii) result in any breach or violation of, or a default under, any of the Plans or (iv) result in any "excess parachute payment" within the meaning of Section 280G of the Code.

    4.15  LABOR MATTERS.  Except as described on Schedule 4.15, since
December 31, 1998, there have been no work stoppages or labor difficulties relating to employees of Cascade or the Cascade Subsidiaries that have had or are likely to have a Material Adverse Effect. There are no labor disputes currently subject to any unfair labor practice complaint, grievance procedure, arbitration or litigation, nor is there a default or any event which, with notice or the passage of time or both, would become a default, under any agreement with any labor union or association representing employees of Cascade or any Cascade Subsidiary, except for any such dispute, procedure, arbitration, litigation or default which would not have a Material Adverse Effect. There are no strikes, picketing, work stoppages or representation petitions pending or, to the Knowledge of Cascade, threatened with respect to any employee of Cascade or any Cascade Subsidiary that are likely to have a Material Adverse Effect.

    4.16 ACTIONS PENDING. Except as set forth in Schedule 4.16, there is no material claim, litigation, proceeding or investigation pending or, to the Knowledge of Cascade, threatened in writing, against or affecting the business or any of the assets of Cascade or any Cascade Subsidiary that is likely either individually or in the aggregate to have a Material Adverse Effect, or which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken in connection with this Agreement.

    4.17 AFFILIATE TRANSACTIONS. Except as set forth on Schedule 4.17, there are no existing agreements, understandings or arrangements between Cascade or any Cascade Subsidiary, on the one hand, and any Affiliate of Cascade or any Cascade Subsidiary, on the other hand.

    4.18 ABSENCE OF CHANGES OR EVENTS. Except for any change or effect resulting from (a) changes in general economic conditions, (b) the performance of this Agreement and compliance with the covenants set forth herein, or
(c) general changes or developments in the industries in which Cascade or the Cascade Subsidiaries operate, since July 31, 2000, each of Cascade and the Cascade Subsidiaries has conducted its business only in the ordinary and usual course and there has not been any adverse change in the business, assets, properties, liabilities, results of operations or financial condition of Cascade and the Cascade Subsidiaries which would have a Material Adverse Effect.

    4.19 TAXES. Except as set forth on Schedule 4.19, or as reflected or reserved against in the January 31, 2000 balance sheet included in the Financial Statements, (a) Cascade and the Cascade Subsidiaries have (or by the Closing Date will have) duly and timely filed or caused to be filed all tax returns that are required to be filed on or before the Closing Date (collectively, the "Returns") or the time for filing such returns shall have been validly extended to a date after the Closing Date, except to the extent that the failure to so file would not have a Material Adverse Effect; (b) Cascade and the Cascade Subsidiaries have paid all Taxes shown on such Returns, and have (or by the Closing Date will have) withheld and remitted to the appropriate Taxing Authority, all Taxes that are required to be withheld and remitted on or before the Closing Date, except to the extent that the failure to so pay, withhold or remit would not have a Material Adverse Effect; (c) to the Knowledge of Cascade, no claim in writing by the IRS or any other Taxing Authority for assessment or collection of Taxes, that are or may become payable by Cascade or any Cascade Subsidiary or chargeable as a Lien upon the assets thereof, has been received by Cascade or any Cascade Subsidiary; (d) the taxable years of Cascade and the Cascade Subsidiaries through the taxable year ended 1996 have been examined and closed; (e) neither Cascade nor any Cascade Subsidiary has been granted any extension or waiver of the limitation period applicable to any Returns, which period (after giving effect to such extension or waiver) has not yet expired;
(f) to the Knowledge of Cascade, neither Cascade nor any Cascade Subsidiary has received any notice in writing of any claim, audit, action, suit, proceeding or investigation now pending against or with respect to Cascade or any Cascade Subsidiary in respect of any Tax; (g) there are no requests for rulings or determinations in respect of any Tax pending between Cascade or any Cascade Subsidiary, on the one hand, and any Taxing Authority on the other; and
(h) neither Cascade nor any Cascade Subsidiary has (i) been a member of an affiliated group, or (ii) filed or been included in a combined, consolidated or unitary Return, in each case involving group members other than Cascade and the Cascade Subsidiaries. Schedule 4.19 contains a list of states, territories and jurisdictions (whether foreign or domestic) with respect to which any income Tax Return has been filed by Cascade or any Cascade Subsidiary within the last three taxable years. No election under Section 341(f) of the Code has been made to treat Cascade or any Cascade Subsidiary as a "consenting corporation" as defined in such Section 341(f). Neither Cascade nor any Cascade Subsidiary is or has been a United States real property holding corporation within the meaning of
Section 897(c)(2) of the Code.

    For purposes of this Agreement, "TAX" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding on amounts paid to or by Cascade or any Cascade Subsidiary, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profits tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority (domestic or foreign) (a "Taxing Authority").

    4.20 INSURANCE. Schedule 4.20 lists all material insurance policies maintained by, or for the benefit of, Cascade or any Cascade Subsidiary, as an insured. All such insurance policies are in full force and effect, all premiums due thereon have been paid and no notice of termination of any such policy has been received by the insured thereunder.

    4.21 ENVIRONMENTAL MATTERS. Except as set forth on Schedule 4.21 and in the environmental reports listed thereon, Cascade's and each Cascade Subsidiary's operation and use of its assets and the Real Property are to the Knowledge of Cascade in compliance in all respects with all Environmental Laws, except to the extent that any such noncompliance would not individually or in the aggregate have a Material Adverse Effect. Except as set forth on
Schedule 4.21 or in the environmental reports listed thereon, to the Knowledge of Cascade, Cascade and the Cascade Subsidiaries have obtained all environmental or human health permits necessary for the operation of the business of Cascade and the Cascade Subsidiaries as presently conducted, and all such permits are in full force and effect and Cascade and each Cascade Subsidiary are in compliance in all respects with the terms and conditions of each such permit, except, in each case, to the extent that any such failure to obtain or noncompliance would not individually or in the aggregate have a Material Adverse Effect. Except as set forth on Schedule 4.21, Cascade and the Cascade Subsidiaries have not been notified that they are potentially responsible parties pursuant to any Environmental Laws and, to the Knowledge of Cascade, there is no investigation pending or threatened at any location where Cascade or the Cascade Subsidiaries transported or arranged for the transportation of Hazardous Materials. Except as set forth on Schedule 4.21 and in the environmental reports listed thereon, to the Knowledge of Cascade there are no underground storage tanks containing Hazardous Materials, equipment containing polychlorinated biphenyls, or asbestos containing materials on, under or within the Real Property.

    4.22  ABSENCE OF CONFLICTS OF INTEREST.  Except as set forth on
Schedule 4.22, no officer, director or Affiliate of Cascade or any Cascade Subsidiary has any material interest in any material contract or material property (real or personal), tangible or intangible, used in the business of Cascade or any Cascade Subsidiary.

    4.23 FAIRNESS OPINION; FINANCIAL ADVISOR. The Board has received the written opinion of Gleacher & Co. LLC, financial advisor to the Special Committee, dated the date of this Agreement, to the effect that the consideration to be received by the shareholders of Cascade (other than Parent and its affiliates) in the Merger is fair to such shareholders from a financial point of view, a copy of which opinion has been delivered to Parent. Except for Gleacher & Co. LLC, neither Cascade nor any Cascade Subsidiary has employed, or is subject to the valid claim of, any broker, finder or other financial intermediary in connection with the transactions contemplated by this Agreement or the transactions contemplated hereby, which might be entitled to a fee or commission in connection herewith or therewith.

    4.24  FOREIGN PERSON.  Cascade is not a foreign person within the meaning of
Section 1445(f)(3) of the Code.

    4.25 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding Cascade Common Stock and the votes attributable to the share of Cascade Special Voting Stock, voting together as a single voting group, are the only vote of holders of any class or series of Cascade capital stock necessary to approve this Agreement and the transactions contemplated hereby.

                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES
                       OF THE PARENT AND ACQUISITION CO.

    The Parent and Acquisition Co., jointly and severally, represent and warrant to Cascade as follows:

    5.1 ORGANIZATION AND STANDING. Each of CAC-I and CAC-II is a corporation duly organized and in good standing under the laws of the State of Delaware that has the power and authority to carry on its business as presently conducted. Acquisition Co. is a corporation, duly organized, validly existing and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to carry on its business as presently conducted.

    5.2 AUTHORIZATION AND BINDING OBLIGATION. Each of the Parent and Acquisition Co. has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and Acquisition Co. and the consummation by the Parent and Acquisition Co. of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary corporate action on the part of each of the Parent and Acquisition Co. and no other corporate action or other proceeding on the part of the Parent or Acquisition Co. is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent and Acquisition Co. and constitutes a valid and binding obligation of the Parent and Acquisition Co., enforceable against the Parent and Acquisition Co. in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar rights of creditors generally and by general principles of equity.

    5.3 CONSENTS AND APPROVALS; NO CONFLICTS. Except for applicable requirements of the HSR Act and filing and recordation of the Articles of Merger as required by the OBCA, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the consummation by the Parent or Acquisition Co. of the transactions contemplated by this Agreement. Subject to obtaining such approval and making such filings, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by the

Parent or Acquisition Co. with any of the provisions hereof will (a) result in any violation of any provision of the organizational documents of the Parent or Acquisition Co., (b) violate any Applicable Law to which the Parent or Acquisition Co. is subject or by which any of their respective properties is bound, or (c) result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any material contract, agreement, note, bond, mortgage, indenture, license, lease, franchise, permit, employee benefit plan or other instrument or obligation to which the Parent or Acquisition Co. is a party, or by which either of them or any of their respective properties is bound, except in the case of clauses (b) and
(c) above, where such violation, breach, default, or right of termination, cancellation or acceleration would not have a material adverse effect on their ability to perform their respective obligations hereunder.

    5.4 LITIGATION. There is no claim, litigation, proceeding or investigation pending or, to the best of the Parent's or Acquisition Co.'s knowledge, threatened in writing, which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken by the Parent or Acquisition Co. in connection with this Agreement or which would have a material adverse effect on their ability to perform their respective obligations hereunder.

    5.5 FINDERS AND INVESTMENT BANKERS. Except as provided in Schedule 5.5, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any Person acting on behalf of the Parent or Acquisition Co. in such manner as to give rise to any valid claim against Cascade for any broker's fee or finder's fee or similar compensation.

    5.6 FINANCING. Parent has received and delivered to the Special Committee a commitment letter from Fleet National Bank, N.A. dated October 16, 2000, addressed to TD Capital Group Limited, Lift Technologies Inc. and Ontario Municipal Employees Retirement Board, and a commitment letter from TD Capital-Mezzanine Partners dated October 16, 2000, addressed to TD Capital Group Limited (the "Commitment Letters"), whereby Fleet National Bank, N.A. and TD Capital-Mezzanine Partners have committed, upon the terms and subject to the conditions set forth therein, which terms and conditions are satisfactory to Parent, to provide debt financing in the aggregate amount of $238 million (of which $164 million shall be in the form of senior indebtedness). Parent has received and delivered to the Special Committee a letter dated October 17, 2000 (the "Parent Commitment Letter") addressed to Parent whereby William J. Harrison, TD Capital Group Limited and the Ontario Municipal Employees Retirement Board have committed, upon the terms and subject to the conditions set forth in the equity commitment letter and term sheet attached thereto, to provide a contribution in the form of common equity financing to Acquisition Co. in an amount of up to $100 million in cash, plus stock and assets (which contribution, together with the amounts to be provided pursuant to the Commitment Letters, being hereinafter referred to as the "Financings"). Each of the Commitment Letters and the Parent Commitment Letter is in effect on the date hereof and has not been amended or modified and there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder. The aggregate proceeds of the Financings are sufficient to pay the aggregate Per Share Price and the Option Consideration, to repay the existing indebtedness of the Company and its Subsidiaries (excluding any indebtedness the parties agree in writing shall not be repaid) and to pay all fees and expenses related to the transactions contemplated by this Agreement. Parent and Acquisition Co. acknowledge that, in entering into this Agreement, Cascade is relying upon the commitments of William J. Harrison, TD Capital Group Limited and the Ontario Municipal Employees Retirement Board set forth in the Parent Commitment Letter.

    5.7 VOTING AGREEMENT. W. J. Harrison Holdings, Ltd. and William J. Harrison have executed and delivered to Cascade voting agreements which provide that such persons will vote the Exchangeable Shares and any other shares of Cascade Capital Stock owned by them in favor of approval of the Merger.

                                   ARTICLE 6
                                   COVENANTS

    6.1  SHAREHOLDER APPROVALS AND CASCADE PROXY STATEMENT.

        (a) As soon as is reasonably practicable after execution of this Agreement, Cascade shall take all action necessary, in accordance with the OBCA and its Restated Articles of Incorporation and Bylaws, to convene a meeting of its shareholders as promptly as practicable to consider and vote upon the Merger (the "Cascade Shareholders Meeting"). Subject to the fiduciary obligations of the Board under Applicable Law as advised by independent counsel, (i) the Proxy Statement shall contain the recommendation of the Board that the shareholders of Cascade vote to approve the Merger and this Agreement, and (ii) Cascade shall use its best efforts to solicit from its shareholders proxies in favor of such adoption and approval and to take all other action necessary or desirable to secure the vote or consent of its shareholders as required by the OBCA to effect the Merger. At the Cascade Shareholders Meeting, Parent, its direct and indirect subsidiaries and Acquisition Co. shall vote, and shall cause William J. Harrison Holdings Ltd. and its Affiliates to vote, all of the shares of Cascade Common Stock and the share of Cascade Special Voting Stock then owned by any of them in favor of the Merger.

        (b) As soon as is reasonably practicable after execution of this Agreement, Cascade shall (with the cooperation of Parent and Acquisition Co.)
(i) prepare and file with the SEC a preliminary proxy statement, together with a form of proxy, with respect to the Cascade Shareholders Meeting and, after consultation with the Parent, promptly respond to any SEC comments with respect to such preliminary proxy statement, and (ii) subject to compliance with the rules and regulations of the SEC, mail a definitive proxy statement to the shareholders of Cascade. The term "Proxy Statement" shall mean such proxy statement at the time it initially is mailed to Cascade's shareholders and all amendments or supplements thereto, if any, similarly filed and mailed. None of the information provided and to be provided by Parent, Acquisition Co. and Cascade, respectively, for use in the Proxy Statement shall, on the date the Proxy Statement is first mailed to the Cascade shareholders and on the date of the Cascade Shareholders Meeting, be false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, and Parent, Acquisition Co. and Cascade each agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading in any material respect. Cascade represents that the Proxy Statement shall comply as to form in all material respects with all applicable requirements of United States securities laws.

    6.2  FILINGS; COOPERATION.

        (a) Parent, Acquisition Co. and Cascade agree (i) to cooperate with each other in determining whether any filings are required to be made or consents required to be obtained in any jurisdiction in connection with the consummation of the transactions contemplated by this Agreement, (ii) to cooperate with each other to properly prepare and file any filings required under any Applicable Law relating to the Merger and the transactions contemplated herein, including the filings with the SEC and the filings required under the HSR Act (collectively, the "Filings"), and (iii) to pursue all reasonable commercial efforts to obtain promptly the satisfaction of the conditions to the closing of the Merger. The Parent and Acquisition Co., on the one hand, and Cascade, on the other, shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, the Filings by any governmental official, and each of Cascade, the Parent and Acquisition Co. will supply the other with copies of all correspondence between it and each of its subsidiaries and representatives, on the one hand, and any appropriate governmental official, on the other hand, with respect to the Filings.

        (b) Subject to compliance with Applicable Law, from the date hereof until the Effective Time, each of Cascade and the Parent shall confer on a regular and frequent basis with one or more representatives of the other party to report Cascade's operational matters of materiality and the general status of Cascade's ongoing operations and shall promptly provide the other party or its counsel with copies of all Filings made by such party with any Governmental Authority in connection with the Merger and the transactions contemplated herein.

        (c) Parent hereby agrees to use commercially reasonable efforts to obtain the Financings, including using commercially reasonable efforts (i) to negotiate definitive agreements with respect thereto and (ii) to satisfy all conditions applicable to Parent in such definitive agreements. In the event any portion of such financing becomes unavailable in the manner or from the sources originally contemplated, Parent will use commercially reasonable efforts to obtain any such portion from alternative sources on substantially comparable terms. Parent will keep the Special Committee informed on a regular ongoing basis of the status of its efforts to obtain such financing, and will notify such committee immediately in the event any portion of such financing becomes unavailable.

    6.3 CONDUCT OF BUSINESS. During the period from the date hereof to the Closing Date, Cascade covenants and agrees that it will and will cause the Cascade Subsidiaries to carry on their businesses in the ordinary course of business, in substantially the same manner as heretofore conducted, and will use its reasonable commercial efforts consistent with past practices and policies to preserve intact its and the Cascade Subsidiaries' present business organization, keep available the services of their respective officers and key employees and preserve their relationships with customers and suppliers and others having business dealings with them, to the end that their goodwill and ongoing business shall be maintained following the Closing. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement or with the prior written consent of the Parent, such consent not to be unreasonably withheld or delayed, or as set forth on Schedule 6.3, Cascade covenants and agrees that it will not, and it will not permit any Cascade Subsidiary to do, or agree to do, on or after the date hereof, any of the following, on or before the Closing:

        (a) amend their respective articles of incorporation or bylaws or other organizational documents;

        (b) rescind, modify, amend or otherwise change or affect any of the resolutions of the Board recommending adoption of this Agreement and authorization of the Merger;

        (c) issue, sell, transfer, assign, pledge, convey or dispose of any capital stock or other equity interest, including, without limitation, any subscriptions, options, warrants, calls, conversions or other rights, agreements, commitments, arrangements or understandings of any kind obligating Cascade or any Cascade Subsidiary, contingently or otherwise, to issue or sell, or cause to be issued or sold, any capital stock or other equity interest of Cascade or any Cascade Subsidiary;

        (d) split, combine or reclassify any shares of any class of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any class of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

        (e) write off any receivables, except in the ordinary course of business consistent with past practice;

        (f) (i) sell, assign, lease or otherwise transfer or dispose of any material assets or (ii) acquire or agree to acquire any material business or assets, except in the ordinary course of business consistent with past practice;

        (g) (i) except in the ordinary course of business (including reduction of accruals related to environmental matters) consistent with past practice under existing lines of credit, create, incur or assume any long-term debt, including obligations in respect of capital leases, or create, incur, assume, maintain or permit to exist any short-term borrowing in an aggregate amount for Cascade and the Cascade Subsidiaries in excess of $5 million, (ii) make or commit to make capital expenditures in excess of $250,000 each or $5 million in the aggregate; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for assumptions, guarantees or endorsements by Cascade of the obligations of any Cascade Subsidiary in the ordinary course of business consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than customary loans or advances in the ordinary course of business consistent with past practice) to employees not to exceed $100,000 in the aggregate and extensions of credit made to customers on a trade receivable basis in the ordinary course of business consistent with past practice; (v) create, assume or permit to exist any Lien upon their assets, except for those in existence on the date of this Agreement and except for those additional Liens created in the ordinary course of business consistent with past practice; or (vi) amend in any material respect or terminate any Contract;

        (h) (i) increase or modify or agree to increase or modify the compensation, bonuses or other benefits or perquisites of any employee of Cascade or any Cascade Subsidiary, except for salary increases granted in the ordinary course of business consistent with past practice, or (ii) pay or commit to pay any compensation, bonus, pension or other retirement benefit or allowance, fringe benefit or other benefit not required by the terms of an existing Plan or collective bargaining agreement as in effect on the date hereof or otherwise in the ordinary course of business consistent with past practice;

        (i) make any new elections, or make any changes to current elections, with respect to Taxes;

        (j)  fail to maintain their books and records in accordance with GAAP;

        (k) take or fail to take any action that would cause any of its representations and warranties not to be true and correct on the Closing Date in the manner required by Section 7.3(b); or

        (l) enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

    6.4 ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use (and Cascade shall cause the Cascade Subsidiaries to use) their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with one another in connection with the foregoing, including using its commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained under Applicable Law, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and to effect all necessary registrations and Filings.

    6.5  ACQUISITION PROPOSALS.

        (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Cascade shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit or initiate any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation pursuant to a tender offer) or similar transaction or series of transactions involving Cascade, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), or
(ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or
(iii) agree to, approve or recommend to its shareholders any Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent Cascade, the Board or any committee thereof from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by Cascade after the execution of this Agreement from a person or entity whose initial contact with Cascade may have been solicited by Cascade or on its behalf prior to the execution of this Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of Cascade, if and only to the extent that (1) such Acquisition Proposal is not subject to any financing or material due diligence conditions and the Board or any committee thereof believes in good faith (after consultation with and based upon the advice of its financial advisor) that such person or entity has the financial capacity to consummate such Acquisition Proposal and such Acquisition Proposal would, if consummated, result in a transaction more favorable to Cascade shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board or any committee thereof determines in good faith after consultation with and based upon the advice of outside legal counsel that such action is necessary for the Board to comply with its fiduciary duties to Cascade's shareholders under applicable law, and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, Cascade receives from such person or entity an executed confidentiality agreement on terms no less favorable to Cascade than those contained in the Confidentiality Agreement, dated as of June 18, 2000, between Cascade and TD Capital Group Limited or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Cascade will immediately notify the Parent of the existence of any proposal, discussion, negotiation or inquiry received by Cascade, and Cascade will immediately communicate to the Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive (and will immediately provide to the Parent copies of any written materials received by Cascade in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. Cascade will promptly provide to the Parent any non-public information concerning Cascade provided to any other party which was not previously provided to the Parent.

        (b) In the event a Superior Proposal is received by the Board or any committee thereof, and the Board or such committee proposes to endorse or accept such Superior Proposal, the Board or such committee shall promptly advise Parent of the terms of such Superior Proposal, and will not enter into any commitments with respect to such Superior Proposal unless, within two Business Days of providing Parent with the terms of such Superior Proposal, Parent does not deliver to the Board or any committee thereof a written offer to amend the terms of this Agreement to provide for terms and conditions (including the amount and value of consideration hereunder) which are reasonably determined by the Board or any committee thereof to be, when taken in their entirety, as favorable to Cascade as the Superior Proposal.

        (c) Upon compliance with the foregoing, following receipt of a Superior Proposal, the Board shall be entitled to withdraw, modify or refrain from making its recommendation referred to in Section 6.1(a) and approve and recommend to the shareholders of Cascade a Superior Proposal, and Cascade shall be entitled to enter into an agreement with such third party concerning a Superior Proposal.

        (d) Cascade shall be entitled to provide copies of this Section 6.5 to third parties who, on an unsolicited basis after the date of this Agreement, contact Cascade regarding an Acquisition Proposal.

    6.6 PUBLIC ANNOUNCEMENTS. The Parent and Cascade will consult with one another before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger, and shall not issue any such press release or make any such public statement prior to such consultation without the consent of the Parent and Cascade, except based on the advice of counsel for Cascade or the Parent, as the case may be, as required by Applicable Law.

    6.7 CONSENT OF THE PARENT. The Parent, as the sole shareholder of Acquisition Co., by executing this Agreement hereby consents to the execution, delivery and performance of this Agreement by Acquisition Co. and such consent shall be treated for all purposes as a vote duly adopted at a meeting of the shareholders of Acquisition Co. held for such purpose.

    6.8  TRANSFER TAXES.

        (a) Except as provided in Section 3.5(c), the Parent shall be responsible for the payment of, and shall indemnify the Cascade shareholders against, all Transfer Taxes arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement.

        (b) As between the Cascade shareholders, on the one hand, and the Parent, on the other hand, the party that has the primary responsibility under Applicable Law for filing any Tax return required to be filed in respect of Transfer Taxes shall prepare and timely file such Tax return, PROVIDED HOWEVER, that such party's preparation of such Tax return shall be subject to the other party's approval, which approval shall not be withheld or delayed unreasonably.

    6.9 INDEMNIFICATION OF OFFICERS AND DIRECTORS; OFFICERS' AND DIRECTORS' INSURANCE. The Parent agrees that for the entire period from the Effective Time until at least six (6) years after the Effective Time (a) the Articles of Incorporation and the Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification (including advancement of expenses) and exculpation from liability set forth in Cascade's Restated Articles of Incorporation and Bylaws, as amended as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified during such period in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of Cascade unless such modification is required by Applicable Law and (b) the Surviving Corporation shall either (x) maintain in effect Cascade's current directors' and officers' liability insurance covering those persons who are currently covered on the date of this Agreement by Cascade's directors' and officers' liability insurance policy or (y) purchase an extended coverage or "tail" insurance policy having a policy limit equal to or greater than the aggregate policy limit of such insurance and covering such persons against claims made within six (6) years following the Effective Time, provided that the Surviving Corporation shall not be obligated to pay in order to maintain or procure insurance coverage pursuant to this paragraph an amount per year in excess of 250% of the aggregate premiums paid by Cascade for the policy period ending November 20, 2000 (exclusive of excess coverage obtained in 2000) for directors' and officers' liability insurance (and shall timely notify Cascade's former officers and directors of any lapse in coverage).

    6.10 NOTIFICATION OF CERTAIN MATTERS. Parent and Acquisition Co. shall give prompt notice to Cascade and Cascade shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty of Cascade or of Parent and Acquisition Co. contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Parent and Acquisition Co. or Cascade, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. The delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    6.11 ACCESS TO INFORMATION. To the extent permitted by Applicable Law, and upon reasonable notice, Cascade shall (and shall cause each Cascade Subsidiary to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such period, Cascade shall (and shall cause each Cascade Subsidiary to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws and (b) all other information concerning its business, properties and personnel as the Parent may reasonably request. Access shall include the right to conduct such management information systems, risk management and environmental studies as Parent shall reasonably deem appropriate.

                                   ARTICLE 7
                               CLOSING CONDITIONS

    7.1 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ALL PARTIES. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

        (a) The Merger and this Agreement shall have been duly approved and adopted by the vote of a majority of the shares of Cascade Common Stock and the votes attributable to the share of Cascade Special Voting Stock, voting together as a single voting group, as required by the OBCA and Cascade's Restated Articles of Incorporation and Bylaws.

        (b) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        (c) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority shall be in effect which would (i) make the consummation of the Merger by the Parent, Acquisition Co. or Cascade illegal or (ii) otherwise prevent the consummation of the Merger.

    7.2 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATION OF CASCADE. The obligation of Cascade to effect the Merger is also subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

        (a) The Parent and Acquisition Co. shall each have performed in all material respects each of its respective covenants and obligations under this Agreement required to be performed by it on or prior to the Effective Time pursuant to the terms hereof.

        (b) The representations and warranties of the Parent and Acquisition Co. contained in this Agreement shall be true and correct in all material respects, in each case when made and, unless such representation or warranty is made as of a specific date, at and as of the Effective Time as if made at and as of such time.

        (c) Cascade shall have received a certificate, dated the Closing Date, of an executive officer of the Parent, to the effect that the conditions specified in paragraphs (a) and (b) of this Section 7.2 have been fulfilled.

        (d) Cascade shall have received the opinion of Torys, special counsel to the Parent and Acquisition Co., in such form as it may reasonably request.

        (e) Parent or Acquisition Co. shall have received sufficient funds to pay the aggregate Per Share Price and Option Consideration and consummate the Merger.

    7.3 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARENT AND ACQUISITION CO. The obligations of the Parent and Acquisition Co. to effect the Merger are also subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

        (a) Cascade shall have performed in all material respects each of its covenants and obligations under this Agreement required to be performed by it on or prior to the Effective Time pursuant to the terms hereof.

        (b) The representations and warranties of Cascade contained in this Agreement shall be true and correct when made and, unless such representation or warranty is made as of a specific date, at and as of the Effective Time as if made at and as of such time, except for (i) changes contemplated by this Agreement and (ii) any failure to be so true and correct which, individually or with all such other failures, would not have a Material Adverse Effect.

        (c) The Parent shall have received a certificate dated the Closing Date, of an executive officer of Cascade, to the effect that the conditions specified in paragraphs (a) and (b) of this Section 7.3 have been fulfilled.

        (d) The Parent and Acquisition Co. shall each have received the opinion of Newcomb, Sabin, Schwartz & Landsverk, LLP, counsel to Cascade, in such form as it may reasonably request.

        (e)  Parent or Acquisition Co. shall have received at least
$238 million of proceeds under the credit facilities contemplated by the Commitment Letters for such facilities on terms substantially similar to those set forth in such Commitment Letters, provided Parent and Acquisition Co. shall have complied with the provisions of Section 6.2(c).

                                   ARTICLE 8
                                    CLOSING

    8.1 TIME AND PLACE. The Closing shall take place at the offices of Tonkon Torp LLP, 888 S.W. Fifth Avenue, Suite 1600, Portland, Oregon 97204, at
10:00 a.m., local time on the same Business Day that the condition set forth in
Section 7.1(a) is satisfied or on such other date and at such other time as Cascade and the Parent agree.

    8.2 FILINGS AT THE CLOSING; OTHER ACTIONS. At the Closing, the Parent and Cascade shall cause the Articles of Merger (and the associated plan of merger) to be filed and recorded in accordance with the provisions of Section 60.494 of the OBCA, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                   ARTICLE 9
           NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

    All of the representations and warranties contained in this Agreement or any representations and warranties contained in any certificate, document or instrument delivered pursuant to this Agreement shall terminate as of the Closing. The covenants set forth in Sections 3.5, 6.8 and 6.9 shall survive for the respective periods set forth therein.

                                   ARTICLE 10
                               TERMINATION RIGHTS

    10.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time:

        (a)  by mutual consent of the Parent, Acquisition Co. and Cascade;

        (b) by either the Parent, Acquisition Co. or Cascade if the Merger shall not have been consummated on or before March 31, 2001; provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or before the aforesaid date;

        (c) by the Parent or Acquisition Co., if Cascade shall have materially breached any of its covenants herein or if Cascade shall have made a misrepresentation and not cured the same within 15 days of notice of such breach or misrepresentation, which misrepresentation causes the condition in
Section 7.3(b) not to be satisfied; provided, however, that if an inaccuracy in any of Cascade's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Cascade is curable and Cascade is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent or Acquisition Co. may not terminate this Agreement under this Section 10.1 (c) on account of such inaccuracy or breach;

        (d) by Cascade, if either the Parent or Acquisition Co. shall have materially breached any of its covenants herein or if either the Parent or Acquisition Co. shall have made a misrepresentation herein and not cured the same within 15 days of notice of such breach or misrepresentation, which misrepresentation causes the condition in Section 7.2(b) not to be satisfied; provided, however, that if an inaccuracy in any of Parent's or Acquisition Co.'s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent or Acquisition Co. is curable by Parent or Acquisition Co. and Parent or Acquisition Co. is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Cascade may not terminate this Agreement under this Section 10.1(d) on account of such inaccuracy or breach;

        (e) by either the Parent, Acquisition Co. or Cascade, if (i) any court of competent jurisdiction or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable or
(ii) if the required vote set forth in Section 7.1(a) hereof shall not have been obtained at the Cascade Shareholders Meeting or at any adjournment or postponement thereof;

        (f) by the Parent or Acquisition Co., if (i) the Board shall have withdrawn or modified in a manner materially adverse to the Parent or Acquisition Co. its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal with a person or entity other than the Parent, Acquisition Co. or their Affiliates, or (ii) Cascade shall have executed a definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than the Parent, Acquisition Co. or their Affiliates; or

        (g) by Cascade, if the Board shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger in order to permit Cascade to enter into a definitive agreement with respect to a Superior Proposal, which is then pending, provided Cascade has complied with the provisions of Section 6.5.

    10.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of termination and abandonment of the Merger by the Parent, Acquisition Co. or Cascade pursuant to
Section 10.1 hereof, notice thereof shall forthwith be given to Cascade or the Parent, respectively, and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto, except that the provisions of Sections 6.6, 10.3, 11.4, and 11.7 hereof shall survive such termination, and Parent or Acquisition Co. shall return to Cascade all documents, work papers and other materials obtained from Cascade in connection with the transactions contemplated hereby. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement except as provided in this Section 10.2 and in Section 10.3; PROVIDED, HOWEVER, any termination shall be without prejudice to the rights of any party hereto arising out of a breach by any other party of any covenant, agreement or representation contained in this Agreement.

    10.3  EXPENSES; TERMINATION FEE.

        (a) Except as set forth in this Section 10.3, each of the Parent and Acquisition Co., on the one hand, and Cascade, on the other hand, shall be responsible for the payment of their respective expenses, including legal and accounting fees, in connection with the preparation, negotiation and closing of this Agreement and transactions contemplated hereby, except that (i) if the Parent or Acquisition Co. terminate this Agreement pursuant to Section 10.1(f) or Cascade terminates pursuant to Section 10.1(g) hereof, or (ii) if Cascade, the Parent or Acquisition Co. terminate this Agreement pursuant to
Section 10.1(e)(ii) and an Acquisition Proposal shall have been publicly announced or otherwise communicated to the shareholders of Cascade after the date of this Agreement and prior to the Cascade Shareholders Meeting and such Acquisition Proposal shall be consummated within 12 months of the date of termination of this Agreement, then Cascade shall pay to the Parent, in addition to its Expenses (as defined in Section 10.3(b)), by wire transfer of immediately available funds to an account designated by Parent, a fee equal to $7,500,000. Such payment shall be due in the case of a termination in the circumstances specified in clause (i) above, within five business days after written notice of termination and in the case of a termination in the circumstances specified in clause (ii) above, on the date of consummation of such Acquisition Proposal.

        (b) If (i) the Parent or Acquisition Co. terminate this Agreement pursuant to Section 10.1(f) or Cascade terminates pursuant to Section 10.1(g) hereof, or (ii) if Cascade, the Parent or Acquisition Co. terminate this Agreement pursuant to Section 10.1(e)(ii) and at the time of such termination no

Acquisition Proposal shall be pending, then Cascade shall pay to the Parent all of the Parent's and Acquisition Co.'s reasonable out-of-pocket expenses and fees (including without limitation fees and expenses payable to counsel, accountants, experts and consultants, banks, investment banking firms and other financial institutions and their respective agents and counsel) actually incurred by the Parent or Acquisition Co. in connection with the transactions contemplated by this Agreement and the Merger up to a maximum of $2,500,000 (the "Expenses"). Such payment shall be due within five business days after the Parent or Acquisition Co. shall have provided Cascade with an itemized statement in respect of such Expenses, and shall be paid by wire transfer of immediately available funds to an account designated by Parent.

                                   ARTICLE 11
                                OTHER PROVISIONS

    11.1 AMENDMENT AND MODIFICATION. Subject to Applicable Law, this Agreement may be amended, modified or supplemented only by mutual written agreement of the parties hereto.

    11.2 BENEFIT AND ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective, successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party to this Agreement without the prior written consent of the other parties hereto.

    11.3 NO THIRD-PARTY BENEFICIARIES. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective successors and permitted assigns.

    11.4 ENTIRE AGREEMENT. This Agreement and the Confidentiality Agreement, dated as of June 18, 2000, between Cascade and TD Capital Group Limited and the exhibits and schedules hereto and thereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein and therein. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against which enforcement of any amendment, waiver or consent is sought. Acquisition Co. hereby agrees that any consent or waiver of compliance given by the Parent hereunder shall be conclusively binding upon it, whether given expressly on Acquisition Co.'s behalf or not. Cascade is not making any representation or warranty whatsoever, express or implied, except the representations and warranties of Cascade contained in this Agreement, and each of the Parent and Acquisition Co. acknowledges and agrees that it has not relied on or been induced to enter into this Agreement by any representation or warranty of Cascade (or any Cascade Subsidiary) other than those expressly set forth in this Agreement.

    11.5 HEADINGS. The headings set forth in this Agreement are for convenience only and will not control or affect the meaning or construction of the provisions of this Agreement.

    11.6 CHOICE OF LAW. The construction and performance of this Agreement shall be governed by the substantive laws of the State of Oregon without regard to its principles of conflict of laws, and the state and federal courts of Oregon shall have exclusive jurisdiction over any controversy or claim arising out of or relating to this Agreement.

    11.7 NOTICES. All notices, requests, demands, letters, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or
(d) sent by facsimile, as follows:

    (a) If to the Parent or Acquisition Co., to them at:

    with copies to:

    Torys
    237 Park Avenue
    New York, New York 10017-3142
    Facsimile: (212) 682-0200
    Attention: Andrew J. Beck, Esq.

    (b) If to Cascade, to it at:

    Cascade Corporation
    2201 NE 201st Avenue
    Fairview, Oregon 97204-9718
    Facsimile: (503) 669-6718

    Attention: Chief Executive Officer

    with copies to:

    Tonkon Torp LLP
    888 SW 5th Avenue, Suite 1600
    Portland, Oregon 97204
    Facsimile: (503) 972-3704

    Attention:  Brian G. Booth, Esq.
             Thomas P. Palmer, Esq.

    and

    Newcomb, Sabin, Schwartz & Landsverk, LLP
    111 SW 5th Avenue, Suite 4040
    Portland, Oregon 97204

    Attention: Jack B. Schwartz, Esq.

or to such other Person or address as any party shall specify by notice in writing to the party entitled to notice. All such notices, requests, demands, letters, waivers and other communications shall be deemed to have been received
(w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the fifth Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered or (z) if by facsimile, on the next day following the day on which such facsimile was sent, provided that a copy is also sent by certified or registered mail.

    11.8 SEVERABILITY. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permitted under Applicable Law. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, so as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

    11.9 EXTENSIONS AND WAIVERS. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors may, to the extent permitted under Applicable Law, (a) extend the time for the performance of any of the covenants, obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

    11.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

    11.11 SCHEDULES. The Schedules to this Agreement shall be arranged in separate parts corresponding to the Sections of this Agreement, and the information disclosed in any Schedule shall be deemed to relate to and to qualify only the particular representation, warranty or covenant set forth in the corresponding Section, and any other representation, warranty or covenant to which the relevance of the information in the Schedule is reasonably apparent. Any and all statements or disclosures set forth in the Schedules shall be deemed to have been made on and as of the date of this Agreement.

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                                      A-29

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                                                       CASCADE ACQUISITION CORP.

                                                       By:  /s/ STEPHEN J. DENT
                                                            -----------------------------------------
                                                            Name: Stephen J. Dent
                                                            Title:

                                                       CASCADE--II ACQUISITION CORP.

                                                       By:  /s/ STEPHEN J. DENT
                                                            -----------------------------------------
                                                            Name: Stephen J. Dent
                                                            Title:

                                                       CAS ACQUISITION CORP.

                                                       By:  /s/ STEPHEN J. DENT
                                                            -----------------------------------------
                                                            Name: Stephen J. Dent
                                                            Title:

                                                       CASCADE CORPORATION

                                                       By:  /s/ JAMES S. OSTERMAN
                                                            -----------------------------------------
                                                            Name: James S. Osterman
                                                            Title: Chair of the Special Committee
                                                                 of the Board of Directors

                                      A-30